SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian, Esq.

Bennett L. Yee, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California, 94063

(650) 321-2400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 20, 2016, Tobira Therapeutics, Inc., a Delaware corporation (the “Company”), and Allergan plc (“Allergan”) announced in a press release (the “Press Release”) that the Company entered into an Agreement and Plan of Merger, dated as of September 19, 2016, with Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and Sapphire Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement and the Press Release were filed by the Company under cover of a Current Report on Form 8-K on September 20, 2016 (the “8-K”), and are incorporated herein by reference. In addition, the information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the 8-K (including the exhibits attached thereto) is incorporated herein by reference.

Notice to Investors and Security Holders

The tender offer for the outstanding shares of common stock of the Company referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission. At the time the offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. Additionally, the Company, Parent and Purchaser will file other relevant materials in connection with the proposed acquisition of the Company by Parent pursuant to the terms of the Merger Agreement. All of the tender offer materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the Company’s Investor Relations at (650) 351-5013.

INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward Looking Statements

All of the statements in this communication, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by Parent and Purchaser. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to how many Company stockholders will tender their shares of the Company’s common stock in the tender offer; (ii) the possibility that competing offers will be made; (iii) the possibility that various closing conditions for the transaction may not be satisfied or waived; (iv) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay Parent a termination fee; (v) risks related to obtaining the requisite consents to the transaction, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); (vi) the possibility that the transaction may not be timely completed, if at all; and (vii) that, prior to the completion of the transaction, if at all, the Company’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as expressly required by law.